OceanPal Inc.
Pendelis 26, 17564 Palaio Faliro
Athens, Greece
+ 30-210-9485-360

November 24, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	OceanPal Inc.
Registration Statement on Form 20-F (File No. 001-40930)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form 20-F, initially filed with the U.S. Securities and Exchange Commission on October 19, 2021, as thereafter amended, be accelerated so that it will be made effective at 3:00 p.m. Eastern Time on Monday, November 29, 2021, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The undersigned registrant hereby requests accelerated effectiveness in connection with the completion of the registration of the Company’s common shares, par value $0.01 per share, under Section 12(b) of the Exchange Act, and planned listing on the Nasdaq Capital Market.
Should you have any questions regarding this request, please do not hesitate to contact Edward S. Horton at (212) 574-1265 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

OCEANPAL INC.

By:	/s/ Eleftherios Papatrifon
Name:	Eleftherios Papatrifon
Title:	Chief Executive Officer